FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 12, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. Announces Purchase of Condominium Units in Miami Beach, FL, USA”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 12, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES PURCHASE OF
CONDOMINIUM UNITS IN MIAMI BEACH, FL, USA

HERZLIYA, Israel, November 12, 2013 – Optibase Ltd. (NASDAQ: OBAS) (the "Company" or "Optibase") today announced that its board of directors approved the purchase by its wholly owned subsidiaries Optibase FMC LLC and Optibase Real Estate Miami LLC, of twelve luxury condominium units located in Miami Beach, Florida (the "Units") as well as the leasing of one of the Units to one of the sellers for a 36-month period. The sellers of the Units are subsidiaries of The Capri Family Foundation, the Company's controlling shareholder.

The units are located on the Flamingo-South Beach One Condominium and the North Tower of the Continuum on South Beach Condominium, Miami Beach, Florida.

At the closing of the agreement, Optibase will pay an aggregate purchase price of approximately $8.8 million for the twelve condominium units. The purchase price will be paid by the issuance of approximately 1.37 million newly issued shares of the Company (of which approximately 67,000 ordinary shares will be off set against the lease of one Unit). Accordingly, following the consummation of the transaction, the Company expects to issue 1,300,581 ordinary shares of the Company representing approximately 25.4% of the Company's issued share capital. The purchase price per share is based on the average closing price of the Company's ordinary shares on the Nasdaq Global Market during the 30 trading days preceding the signing date of the agreements.

The closing of the agreements is subject to the approval of the Company's shareholders at its annual general meeting, to be held on December 19, 2013. There can be no assurance that the agreements will be consummated. For further information see the Company's Proxy Statement to be filed with the Securities And Exchange Commission on Form 6-K.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.